FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

March 26, 2009

ITEM 3   News Release:

A press release was issued on March 27, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED and its subsidiary JED Production Inc. were served with a statement of claim by four of its creditors, on behalf of all creditors, seeking an order that the security granted to Computershare Trust Company of Canada as agent for the holders of JED’s 10% Senior Subordinated Convertible Notes is void.

ITEM 5   Full Description of Material Change:

JED announced that four of its trade creditors have filed a statement of claim against the Company, its wholly-owned subsididary, JED Production Inc. (“JPI”), and Computershare Trust Company of Canada  (“Computershare”), on behalf of all of JED and JPI’s creditors, challenging the security granted in the oil and gas assets of JED and JPI to Computershare as agent for the holders of JED’s issued and outstanding 10% Senior Subordinated Convertible Notes (the “Notes”).  The statement of claim is seeking an order from the Court of Queen’s Bench of Alberta that the security, including JPI’s Guarantee of JED’s liabilities under the Notes, are fraudulent preferences within the meaning of the Fradulent Preferences Act (Canada) or are fraudulent convenyances within the meaning of the Statute of Elizabeth, and as either are void.

As previously announced, JED filed for creditors protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) in August of 2008.  The holders of the Notes are claiming the status of secured creditors in the CCAA proceedings.  If the Plaintiffs in this action are successful in having the security declared void, the result would be to make the holders of the Notes unsecured creditors in the CCAA proceedings.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary
(403) 875-4248

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on March 27, 2009.